INDIAN GAMING CORPORATION
19920 WEST 161ST STREET
OLATHE, KANSAS  66062

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

GENTLEMEN:

INDIAN GAMING CORPORATION HEREBY WITHDRAWS ITS FORM 10 ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 7, 2001. THE COMPANY IS IN THE PROCESS OF AMENDING THE FORM 10 IN RESPONSE TO THE SECURITIES AND EXCHANGE COMMISSIONS COMMENT LETTER DATED APRIL 6, 2001 AND WILL BE FILING OUR RESPONSE SHORTLY.

                                SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   INDIAN GAMING CORPORATION



MAY 4, 2001					/S/Clark D. Stewart
						Clark D. Stewart
						President and CEO





MAY 4, 2001					/S/Stanley Nolind
						Stanley Nolind
						Chief Financial Officer